March 19, 2009

VIA EDGAR

Mr. Kevin Rupert Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-4720

Re:	Renaissance Capital Growth & Income Fund III, Inc. (the “Registrant”) Definitive Proxy Statement on Schedule 14A, File No. 001-11701 (the “Proxy”)
29187.9

Dear Mr. Rupert:

On March 17, 2009, you provided the Registrant with comments on the Proxy.  On behalf of the Registrant, set forth below are the Registrant’s responses to your comments.

Comment 1.  Under the third fundamental policy set forth in Proposal Three, please include the following statement: “Staff interprets this to mean margin borrowing is prohibited, and the Fund has no margin balances.”

Response:  The SEC staff subsequently withdrew Comment 1 set forth above.

Comment 2.  Under the fifth fundamental policy set forth in Proposal Three, please delete the word “including.”

Response:  The Registrant has revised the Proxy in response to this comment.

Comment 3.  Under the eighth fundamental policy set forth in Proposal Three, please remove the following sentences and place them into a new ninth fundamental policy paragraph: “Further, the Fund will not concentrate its investments in any particular industry or group of industries.  For the purposes of its classification, the Fund deems an investment of 25% or more of its assets in any particular industry or group of industries as a concentration in that industry or group of industries.”

Response:  The Registrant has revised the Proxy in response to this comment.

Mr. Kevin Rupert
March 19, 2009

The Registrant has made certain other clarifying changes of an immaterial nature to the text of the Proxy.  For your convenience, attached is a copy of the Proxy showing all changes from the preliminary form of Proxy previously reviewed by the SEC staff.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy, that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the SEC for taking any action with respect to the Proxy, and the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call me at the telephone number listed below if you have any questions or require any additional information.

Sincerely,

David H. Oden

Partner
Haynes and Boone, LLP
Direct Phone Number: (972) 739-6929
Direct Fax Number: (972) 692-9029
david.oden@haynesboone.com